Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

EXPLANATORY STATEMENT RELATING TO

THE PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

PROPOSED RE-ELECTION OF DIRECTORS

AND

PROPOSED CHANGE OF INDEPENDENT AUDITORS

A notice convening an annual general meeting of CNOOC Limited (the “Company”) to be held on 21 May 2021 at 3:00 p.m. at Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong (the “AGM”), is set out on pages 171 to 178 of the annual report of the Company for the year ended 31 December 2020 and also in Appendix II to this circular. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 36 hours before the time fixed for holding of the meeting or any adjournment thereof (as the case may be), if you do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

In order to prevent the spread of COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company will implement certain precautionary measures at the AGM, details of which are set out in the section entitled “Precautionary Measures for the AGM” in this circular. In view of the ongoing COVID-19 pandemic, you are strongly encouraged to appoint the chairman of the AGM as proxy to attend and vote on your behalf at the AGM or any adjournment thereof.

8 April 2021

PRECAUTIONARY MEASURES FOR THE AGM

In view of the ongoing COVID-19 pandemic and relevant requirements for prevention and control of its spread, the Company will implement the following precautionary measures at the AGM to protect attending shareholders, staff and other stakeholders from the risk of infection.

(i)	Compulsory body temperature checks will be conducted on every attending shareholder, proxy and other attendees at the entrance of the AGM venue. Any person found to be suffering from a fever or otherwise unwell will be denied entry into the AGM venue or be required to leave the AGM venue.

(ii)	All attending shareholders, proxies and other attendees are required to complete and submit at the entrance of the AGM venue a declaration form confirming their names and contact details, and be asked whether (a) they have travelled to, or to their best of knowledge had close contact with any person who has recently travelled to, areas outside of Hong Kong at any time in the preceding 14 days of the AGM; and (b) they are subject to any compulsory quarantine prescribed by the Hong Kong Government. Any person who responds affirmatively to any one of the above questions will be denied entry into the AGM venue or be required to leave the AGM venue.

(iii)	All attendees are requested to wear surgical face masks at the AGM venue at all times, and to maintain a safe distance with other attendees.

(iv)	No refreshments will be provided.

To the extent permitted under applicable laws, the Company reserves the right to deny entry into the AGM venue or require any person to leave the AGM venue in order to ensure the safety of the attendees at the AGM.

In the interest of all stakeholders’ health and safety and in response to the relevant guidelines on prevention and control of COVID-19 pandemic, shareholders are reminded that physical attendance in person at the AGM is not necessary for the purpose of exercising voting rights. As an alternative, by completing form of proxy in accordance with the instructions printed thereon, shareholders may appoint the chairman of the AGM as proxy to attend and vote on the relevant resolutions at the AGM instead of attending the AGM or any adjournment thereof in person.

-i-

LETTER FROM THE BOARD

The Board comprises: Executive Directors: Xu Keqiang Hu Guangjie	Non-executive Directors: Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors: Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

Registered office:

65th Floor, Bank of China Tower

1 Garden Road, Central,

Hong Kong

8 April 2021

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO

THE PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

PROPOSED RE-ELECTION OF DIRECTORS

AND

PROPOSED CHANGE OF INDEPENDENT AUDITORS

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3-A8 and B1-B3 of the notice of annual general meeting for the approval of, amongst others, the grant of the general mandates to issue Shares and buy back Shares (as defined hereinafter), the re-election of retiring directors and change of independent auditors at the annual general meeting of the Company to be held at Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong on 21 May 2021 at 3:00 p.m. (the “Annual General Meeting”). References in this document to “Shares” are to share(s) of all classes in the number of issued shares of the Company.

LETTER FROM THE BOARD

PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

At the annual general meeting of the Company held on 21 May 2020, ordinary resolutions were passed granting general mandates to the directors of the Company (the “Directors”), inter alia, (i) to buy back Shares the aggregate number of which shall not exceed 10% of the total number of issued Shares of the Company as at 21 May 2020; (ii) to issue, allot and deal with additional Shares the aggregate number of which shall not exceed 20% of the total number of issued Shares of the Company as at 21 May 2020; and (iii)  extend the general mandate granted to the Directors to issue, allot and deal with such number of Shares the aggregate number of which shall not exceed the aggregate number of Shares bought back, which shall not exceed 10% of the total number of issued Shares of the Company as at 21 May 2020 (collectively referred to as the “Existing General Mandates”).

The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue Shares and buy back Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, as at the date hereof, have no immediate plans to buy back any Shares or to issue any new Shares pursuant to the relevant mandates.

In relation to the general mandate for the issuance and allotment of Shares (“Share Issue Mandate”), on 29 March 2021, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the “Latest Practicable Date”), 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the maximum number of Shares that may be issued by the Company will be 8,929,491,196 Shares.

The explanatory statement, as required by The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to be sent to the shareholders of the Company (the “Shareholders”) in connection with the proposed general mandates to issue Shares and buy back Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

PROPOSED RE-ELECTION OF DIRECTORS

Reference is made to the announcement of the Company dated 29 September 2020 (the “Announcement”) in relation to the appointment of Director whereby Mr. Li Yong (“Mr. Li”) has been appointed as the Vice Chairman of the board of Directors of the Company (the “Board”), a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 29 September 2020. Details of such appointment have been set out in the Announcement.

LETTER FROM THE BOARD

Pursuant to Article 101 of the Articles of Association of the Company (the “Articles”), the Directors shall have power, exercisable at any time and from time to time, to appoint any person as a Director, either to fill casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the shareholders in general meeting and any directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at each annual general meeting. Accordingly, Mr. Li, who was appointed as a Non-executive Director of the Company with effect from 29 September 2020, will hold office until the Annual General Meeting and, being eligible, offer himself for re-election at the Annual General Meeting in accordance with Article 101 of the Articles. Mr. Li has been recommended by the Board and has offered himself for re-election.

Pursuant to Article 97 of the Articles, Mr. Wang Dongjin (“Mr. Wang”), Mr. Xu Keqiang (“Mr. Xu”) and Mr. Qiu Zhi Zhong (“Mr. Qiu”) will retire from office at the Annual General Meeting and be eligible for re-election. Mr. Wang, Mr. Xu and Mr. Qiu have been recommended by the Board and have offered themselves for re-election.

In determining to propose Mr. Qiu to be re-elected as an Independent Non-executive Director of the Company, the Nomination Committee of the Company and the Board reviewed the independence confirmation pursuant to Rule 3.13 of the Listing Rules made by Mr. Qiu, and assessed his suitability to be re-elected at the AGM based on his reputation for integrity, knowledge, background and extensive experience in the banking and the financial industry, his commitment as an Independent Non-executive Director, a member of the Nomination Committee of the Company and a member of the independent board committee in connection with the connected transactions of the Company in respect of available time, and his international exposure by virtue of nearly thirty years’ experience in the international banking and financial institutions, having regard to the board diversity policy adopted by the Board. Both the Nomination Committee of the Company and the Board are satisfied that Mr. Qiu has the required character, integrity, experience and independence to continue fulfilling the role of Independent Non-executive Director. Further, given Mr. Qiu’s extensive knowledge, expertise and experience in the banking and financial industry, the Board considers the re-election of Mr. Qiu as an Independent Non-executive Director is in the best interest of the Company and the Shareholders as a whole and Mr. Qiu’s professional knowledge and experience can contribute to the diversity of the Board.

Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

PROPOSED CHANGE OF INDEPENDENT AUDITORS

Reference is made to the announcement of the Company dated 25 March 2021. In light of the requirements of the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China in respect of the term of office of the auditors, the Company has reached a mutual understanding with Deloitte Touche Tohmatsu on the non-renewal of its appointment. Deloitte Touche Tohmatsu will retire as the independent auditors of the Company and its subsidiaries (together, the “Group”) upon expiration of its current term of office with effect from the conclusion of the Annual General Meeting. The Board has, with the recommendation of the Audit Committee of the Company, resolved to recommend the appointment of

LETTER FROM THE BOARD

Ernst & Young as the independent auditors of the Group for Hong Kong reporting and Ernst & Young Hua Ming LLP as the independent auditors of the Group for U.S. 20-F reporting for the year 2021. An ordinary resolution will be proposed at the Annual General Meeting to appoint Ernst & Young as the independent auditors of the Group for Hong Kong reporting and Ernst & Young Hua Ming LLP as the independent auditors for U.S. 20-F reporting for the year 2021 with effect from the date on which the proposed resolution is adopted at the Annual General Meeting until the conclusion of the next annual general meeting of the Company. Deloitte Touche Tohmatsu has confirmed in writing that there are no matters in connection with its retirement that need to be brought to the attention of the Shareholders. The Board recognises the change of independent auditors was for good corporate governance and to ensure the independence of the auditors, and confirms there are no circumstances in respect of the proposed change of independent auditors of the Group that need to be brought to the attention of the Shareholders.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 171 to 178 of the annual report of the Company for the year ended 31 December 2020 and also in Appendix II to this circular.

There is no Shareholder who is materially interested in the proposed resolutions regarding the granting of general mandates to issue Shares and buy back Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting shall be taken by poll, other than resolution which relates purely to a procedural or administrative matter which may be decided by the chairman in good faith to be voted by a show of hands.

A form of proxy for use at the Annual General Meeting is enclosed herein. Shareholders are requested to complete the form of proxy and return it to the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue Shares and buy back Shares, the re-election of the said Directors and the appointment of Ernst & Young as the independent auditors of the Group for Hong Kong reporting and Ernst & Young Hua Ming LLP as the independent auditors of the

LETTER FROM THE BOARD

Group for U.S. 20-F reporting for the year 2021 are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully, For and on behalf of the Board CNOOC Limited Wang Dongjin Chairman

APPENDIX I	EXPLANATORY NOTES TO BUY-BACK MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate to buy back Shares and also constitutes the memorandum required under section 239 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”).

GENERAL MANDATE TO BUY BACK SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and unconditional mandate (the “Share Buy-back Mandate”) to exercise all the powers of the Company to buy back on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) the issued and fully paid Shares. Under the Share Buy-back Mandate, the number of Shares that the Company may buy back shall not exceed 10% of total number of issued Shares as at the date of passing the resolution.

Shareholders should note that the Share Buy-back Mandate covers buy-backs made only during the period ending on the earlier of the conclusion of the next annual general meeting of the Company and the date upon which such authority is revoked or varied, whichever occurs first.

SHARE CAPITAL

As at the Latest Practicable Date, 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Buy-back Mandate, the maximum number of Shares that may be bought back by the Company pursuant to the Share Buy-back Mandate will be 4,464,745,598 Shares.

DIRECTORS AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their respective close associates (as defined under the Listing Rules) has a present intention, in the event that the Share Buy-back Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

No persons who are core connected persons (as defined under the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Share Buy-back Mandate is approved by the Shareholders.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make buy-backs pursuant to the Share Buy-back Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

APPENDIX I	EXPLANATORY NOTES TO BUY-BACK MANDATE

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a buy-back of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling Shareholder of the Company, CNOOC (BVI) Limited (“CNOOC BVI”), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) as having an interest in 28,772,727,268 Shares, representing approximately 64.44% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. (“OOGC”), which is in turn a wholly-owned subsidiary of China National Offshore Oil Corporation (“CNOOC”). Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC. Each of OOGC and CNOOC also has a direct interest in five Shares and 253,880,000 Shares, respectively. If the Share Buy-back Mandate is exercised in full, CNOOC BVI and OOGC will be regarded as being interested in approximately 71.60% of the reduced issued share capital of the Company, and CNOOC will be regarded as being interested in approximately 72.24% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, none of CNOOC BVI, OOGC or CNOOC would become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

The Directors do not have a present intention to exercise the Share Buy-back Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR SHARE BUY-BACKS

Reasons for Share Buy-backs

The Directors consider that the Share Buy-back Mandate will provide the Company with the flexibility to make such buy-backs when appropriate and beneficial to the Company and its Shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

Buy-backs must be made from funds legally available for such purpose in accordance with the Company’s Articles, the Listing Rules and applicable laws and regulations in Hong Kong. The Companies Ordinance provides that the amount paid in connection with a buy-back may only be made from the distributable profits of the Company and/or proceeds of a new issue of Shares made for the purpose of the buy-back to the extent permissible under the Companies Ordinance.

APPENDIX I	EXPLANATORY NOTES TO BUY-BACK MANDATE

On the basis of the consolidated financial position of the Company as at 31 December 2020 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the Share Buy-back Mandate were to be carried out in full at any time during the proposed buy-back period. No buy-back would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such buy-backs were in the best interests of the Company and its Shareholders as a whole.

SHARE BUY-BACK MADE BY THE COMPANY

No Share buy-back had been made by the Company (whether on the Stock Exchange or otherwise) during the six months immediately prior to the Latest Practicable Date.

GENERAL

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

	Price Per Share
Month	Highest HK$	Lowest HK$
2020 April	8.94	8.03
May	9.32	8.16
June	9.55	8.59
July	9.19	8.20
August	9.15	8.15
September	8.72	7.44
October	7.73	7.04
November	9.60	7.03
December	7.75	6.55

2021 January	8.43	7.05
February	10.12	7.87
March (up to the Latest Practicable Date)	9.50	8.08

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 21 May 2021, at 3:00 p.m. at Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2020.

2.	To declare a final dividend for the year ended 31 December 2020.

3.	To re-elect Mr. Wang Dongjin as a Non-executive Director of the Company.

Wang Dongjin

Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of AktobeMunai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of CNOOC. From October 2018 to October 2019, Mr. Wang was appointed as President of CNOOC. In October 2019, Mr. Wang was appointed as Chairman of CNOOC. On 27 April 2018, Mr. Wang was appointed as a Non-executive Director of the Company. From 27 April 2018 to 29 September 2020, Mr. Wang Dongjin served as a member of the Remuneration Committee of the Company. From 5 December 2018 to 18 November 2019, Mr. Wang was appointed as the Vice Chairman of the Company. Mr. Wang has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 18 November 2019.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

If re-elected, Mr. Wang’s appointment shall continue for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Wang is subject to the provisions of his service agreement and the retirement provisions in the Articles of Association of the Company (the “Articles”). The Company does not pay him any Director’s fee. The Remuneration Committee of the Company will review the level of Directors’ emoluments and make recommendation to the Board for adjustments if necessary.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters to be brought to the attention of the shareholders of the Company.

4.	To re-elect Mr. Li Yong as a Non-executive Director of the Company.

Li Yong

Born in 1963, Mr. Li is a senior engineer. He received a Bachelor of Science degree in Petroleum Engineering from Southwest Petroleum Institute and an MBA degree from Peking University. From April 2003 to October 2005, he served as Vice General Manager of Tianjin Branch of CNOOC China Limited. From October 2005 to April 2009, he served as Executive Vice President of China Oilfield Services Limited (“COSL”). From April 2009 to September 2010, he served as President of COSL. From September 2010 to June 2016, he served as Chief Executive Officer and President of COSL. From June 2016 to March 2017, he served as Assistant President of CNOOC, Executive Vice President of the Company, Director of Bohai Petroleum Administration Bureau and General Manager of Tianjin Branch of CNOOC China Limited. He also served as a Director of CNOOC International Limited from June 2016 to May 2017. From March 2017 to September 2020, he served as Vice President of China Petrochemical Corporation. From May 2018 to September 2020, he also served as Director of China Petroleum & Chemical Corporation. In September 2020, Mr. Li served as Director and President of CNOOC. Mr. Li has been appointed as the Vice Chairman of the Board, a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 29 September 2020.

Save as aforesaid, Mr. Li does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Mr. Li has no interest in the Company’s securities within the meaning of Part XV of the SFO.

If re-elected, Mr. Li’s appointment shall continue for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles. The Company does not pay him any Director’s fee. The Remuneration Committee of the Company will review the level of Directors’ emoluments and make recommendation to the Board for adjustments if necessary.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

5.	To re-elect Mr. Xu Keqiang as an Executive Director of the Company.

Xu Keqiang

Born in 1971, Mr. Xu is a professor-level senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. From March 2017 to February 2020, Mr. Xu served as a Vice President of CNOOC. From 25 February 2020, Mr. Xu has been appointed as a Director of CNOOC. From April 2017 to June 2018, Mr. Xu served as the Chairman of Nexen Energy ULC, a subsidiary of the Company. In between May 2017 and June 2018, he served as the Chairman and a Director of a subsidiary of the Company-CNOOC International Limited. In May 2017, Mr. Xu was appointed as a Director of CNOOC China Limited, a subsidiary of the Company. From May 2018 to April 2020, Mr. Xu served as the General Manager of CNOOC China Limited. Mr. Xu was appointed as an Executive Director of the Company with effect from 18 April 2017, and was appointed as the President of the Company from April 2017 to March 2020. He has been appointed as the Chief Executive Officer of the Company with effect from 19 November 2019.

Save as aforesaid, Mr. Xu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Mr. Xu has no interest in the Company’s securities within the meaning of Part XV of the SFO.

If re-elected, Mr. Xu’s appointment shall continue for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Xu is subject to the provisions of his service agreement and the retirement provisions in the Articles. The Company does not pay him any Director’s fee. The Remuneration Committee of the Company will review the level of Directors’ emoluments and make recommendation to the Board for adjustments if necessary.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

6.	To re-elect Mr. Qiu Zhi Zhong as an Independent Non-executive Director of the Company.

Qiu Zhi Zhong

Born in 1955, Mr. Qiu obtained a Bachelor of Science degree in Computer Science from New York University and a Bachelor of Engineering degree in Electrical Engineering from Cooper Union for the Advancement of Science and Art in 1983, a Master of Science degree in Electrical Power Engineering from Ohio State University in 1985, and a Master of Business Administration from Harvard Business School in 1990. Mr. Qiu has served as an independent non-executive director and chairman of the nomination committee of Sinochem Energy Co., Ltd since November 2020. He also serves as the Honorary Consul of Republic of Rwanda in Hong Kong. From 1991 to 2002, Mr. Qiu served as the Chairman of Greater China Region and a Managing Director of Credit Suisse First Boston. From 2002 to 2006, Mr. Qiu established and served as the Managing Director of Quartz Capital. From 2004 to 2014, he served as the Chairman of the DragonTech Ventures Fund and DragonTech Ventures Management Limited. From 2006 to 2009, he served as the Executive Chairman of China and Vice Chairman of Asia of ABN AMRO Bank N.V., and during this period he also served as the Chairman of ABN AMRO (China) Co. Ltd. and the Chairman of ABN AMRO Leasing (China) Co. Ltd. From 2009 to March 2013, he served as a Managing Director, the Vice Chairman of Asia Pacific and Chairman of Greater China of Barclays Capital. From 2013 to 2016, he served as the Chairman of Meridian Capital (Asia) Limited. In 1994 and 1995, Mr. Qiu was named as one of the world’s “50 Most Wanted in Finance” and “World’s 50 Derivatives Superstars” respectively by the Global Finance magazine. Mr. Qiu was appointed as an independent non-executive director and a member of the Nomination Committee of the Company with effect from 7 May, 2019.

Mr. Qiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Mr. Qiu has no interest in the Company’s securities within the meaning of Part XV of the SFO.

If re-elected, Mr. Qiu’s appointment shall continue for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Qiu is subject to the provisions of his service agreement and the retirement provisions in the Articles. Mr. Qiu’s emoluments comprise an annual Director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Qiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee of the Company will review the level of Directors’ emoluments and make recommendation to the Board for adjustments if necessary.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

7.	To authorise the Board to fix the remuneration of each of the Directors.

8.	To appoint Ernst & Young as the independent auditors of the Group for Hong Kong reporting and Ernst & Young Hua Ming LLP as the independent auditors for U.S. 20-F reporting for the year 2021, and to authorise the Board to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on the Stock Exchange or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognised Stock Exchange and the Articles, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

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“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

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(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and that this resolution shall be limited by the applicable rules and requirements of the Stock Exchange as amended from time to time, including the restrictions for using the approval in paragraph (a) above to issue (i) securities convertible into new shares for cash consideration, if the initial conversion price of such convertible securities is lower than the Benchmarked Price (as hereinafter defined) of the Shares at the time of the relevant placing; and (ii) warrants, options or similar rights to subscribe for new shares or securities convertible into new shares for cash consideration.

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Benchmarked Price” means the higher of (a) the closing price on the date of the relevant placing agreement or other agreement involving the proposed issue of securities under the general mandate to be approved under this resolution; and

(b) the average closing price in the 5 trading days immediately prior to the earlier of: (i) the date of announcement of the placing or the proposed transaction or arrangement involving the proposed issue of securities under the general mandate to be approved under this resolution; (ii) the date of the placing agreement or other agreement involving the proposed issue of securities under the general mandate to be approved under this resolution; and (iii) the date on which the placing or subscription price is fixed.

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“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 as set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 as set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 8 April 2021

Registered office:

65th Floor

Bank of China Tower

1 Garden Road

Hong Kong

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Notes:

1.	Every member entitled to attend and vote at the AGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. If more than one proxy is so appointed, the appointment shall specify the number and the class of shares in respect of which each such proxy is so appointed. In view of the ongoing COVID-19 pandemic, you are strongly encouraged to appoint the chairman of the meeting as proxy to attend and vote on your behalf at the AGM or any adjournment thereof.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours before the time fixed for the holding of the AGM or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder of the Company entitled to attend and vote at the AGM from attending and voting in person at the AGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the AGM (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy-back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the AGM will be taken by poll, except where the Chairman of the meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	For determining the entitlement to attend and vote at the AGM, the register of members of the Company will be closed from 17 May 2021 (Monday) to 21 May 2021 (Friday) (both days inclusive), during which period no transfer of shares in the Company will be registered. In order to be eligible to attend and vote at the AGM, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 14 May 2021 (Friday).

After the AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 7 June 2021 (Monday) to 11 June 2021 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividend, members are reminded to ensure that all

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 4 June 2021 (Friday).

10.	With respect to resolutions numbered A3 to A6, the Company is exempt from the requirement of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirement that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2020 AGM and anticipates providing similar such notices for each successive year.